15047360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BONDS.COM, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL ST, SUITE 4G
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MONAHAN — 646-564-3281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bonds.com, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

FAZIA K KHAN
Notary Public - State of New York
NO. 01KH6224789
Qualified in Queens County
My Commission Expires 7/12/18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flow.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bonds.com, Inc.
Index
December 31, 2014

Page(s)

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Executive Committee
Bonds.com, Inc.

We have audited the accompanying statement of financial condition of Bonds.com, Inc. as of December 31, 2014. This financial statement is the responsibility of Bonds.com, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

New York, New York
February 27, 2015

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

Bonds.com, Inc.
Statement of Financial Condition
As of December 31, 2014

Assets	
Cash	$ 1,809,850
Receivable from clearing broker	590,228
Due from parent	899,338
Prepaid expenses and other current assets	105,470
Property and equipment, net	70,298
Other assets	37,730
Total assets	$ 3,512,914
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 999,945
Due to affiliate	191,838
Total liabilities	1,191,783
Commitments and contingencies	
Stockholder's equity	
Common stock $0.01 par value; 1,000 authorized issued and outstanding shares	10
Additional paid in capital	27,611,003
Accumulated deficit	(25,289,882)
Total stockholder's equity	2,321,131
Total liabilities and stockholder's equity	$ 3,512,914

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Through May 8, 2014, the Company was directly owned by Bonds.com Holdings, Inc. ("Holdings"). Holdings was wholly-owned by Bonds.com Group, Inc. ("Group"). Holdings merged into Group October 1, 2014.

On May 8, 2014, MTS Markets International, Inc, ("MMI") acquired 100% of Group, Holdings and the Company. MMI and Group are collectively known as the Parent. All companies are subsidiaries of the London Stock Exchange Group plc in the United Kingdom.

Effective January 1, 2015, Group and MMI merged into the Company as one entity and the surviving entity was renamed MTS Markets International, Inc.

The Company offers corporate bonds through its proprietary trading platform via its www.bondspro.com website and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

2. Summary of Significant Accounting Policies

Basis of presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three months or less at acquisition, to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Revenue

The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counter-party to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income taxes

The Company is included in the federal and state income tax returns filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision.

US GAAP requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

The Parent and the Company are subject to taxation in the United States as well as various state and local jurisdictions. As of December 31, 2014, tax years for 2011, 2012 and 2013 are subject to examination by the tax authorities. With few exceptions as of December 31, 2014, the Parent and the Company are no longer subject to federal, state or local examinations by taxing authorities for years ending on or before December 31, 2010.

2. Summary of Significant Accounting Policies (continued)

Share-based compensation
The Parent accounts for its share-based awards associated with share-based compensation arrangements with employees and directors at fair value. Share-based awards granted by the Parent are recorded as compensation. These share-based awards are measured based on the fair value of the equity instrument at the date of grants and are expensed over the vesting period using the Black-Scholes option-pricing model.

Property and equipment
Property and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2014:

Furniture and fixtures	$	16,250
Computer equipment		312,305
Office equipment		2,106
Leasehold improvements		62,412
Less: accumulated depreciation		(322,775)
	$	70,298

4. Clearing Broker

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits and, credit balances net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited. The Company maintains a deposit of $100,000 with its clearing broker.

5. Income Taxes

At December 31, 2014, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $2,500,000 and $2,500,000, respectively. These losses will expire in 2034. The Company's net deferred tax assets before valuation allowance was approximately $8,300,000, primarily as a result of net operating losses, tax basis goodwill and intangible assets. The intangible assets were created on May 8, 2014 when the Company's parent corporation was acquired. The parent company elected not to push down their accounting and reporting basis to the Company's standalone financial statements. The Company has tax basis in the intangibles (primarily goodwill) due to a tax election (the Internal Revenue Code ("IRC") Section 338 election) made at the parent company level. As of December 31, 2014, the Company has recorded a full valuation allowance against deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.

At December 31, 2014, the Company did not have any uncertain tax positions.

6. Related Party Transactions

Expense sharing agreement and due from parent
The Company operates under an expense sharing agreement (the"ESA") with Holdings through October 1, 2014, the date that Holdings merged into Group. The agreement required Holdings to make its personnel available to the Company to the extent necessary for the Company to conduct its business activities. The Company was allocated their proportionate share of these expenses as specified in the ESA, including but not limited to, personnel costs, physical premises, use of office equipment, insurance and other general and administrative services.

From time to time, the Company advanced funds to Holdings in excess of the allocated expenses. As of December 31, 2014, a total of $899,338 was owed to the Company and is classified as due from parent in the accompanying statement of financial condition.

Service agreement and due to affiliate
Pursuant to a service agreement, the Company entered into with London Stock Exchange Group Holdings Inc., ultimate parent (the "Affiliate"), the Company receives human resources services. As of December 31, 2014, the Company had not yet reimbursed the Affiliate for these expenses which are classified as due to affiliate in the statement of financial condition.

7. Stockholder's Equity

For the period ended December 31, 2014, the Company received $2,500,000 in capital contributions from the Parent.

8. Share-Based Compensation

The Parent had two equity-based compensation plans which were terminated on May 8, 2014 and the related shares and stock options were effectively forfeited.

Stock option activity related to options granted to employees and non-employees under the Parent's prior stock option plans and related information through May 8, 2014, the date the plan was terminated, is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)
Outstanding, December 31, 2013	423,747	$ 33.00	5.26
Granted	-		
Forfeited	(423,747)	(33.00)	(5.26)
Exercised	-		
Outstanding, December 31, 2014	-	$ -	-
Options exercisable, December 31, 2014	-		

Stock option activity related to options granted to employees and non-employees outside the Parent's prior stock option plans and related information through May 8, 2014, the date the plan was terminated, is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)
Outstanding, December 31, 2013	146,789	$ 52.00	4.39
Granted	-		
Forfeited	(146,789)	(52.00)	(4.39)
Exercised	-		
Outstanding, December 31, 2014	-	$ -	-
Options exercisable, December 31, 2014	-		

9. Credit Risk

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

As of December 31, 2014, the Company maintained its cash balance of $1,809,850 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits by $1,559,850. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

10. Net Capital Requirements

As a registered broker-dealer, Bonds.com, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2014, net capital of $1,208,295, exceeded the required net capital minimum of $100,000 by $1,108,295. Aggregate indebtedness at December 31, 2014 totaled $1,191,783. The ratio of aggregate indebtedness to net capital was 0.99 to 1.

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

11. Pension and Other Postretirement Benefit Plans

In 2007, the Parent adopted the ADP TotalSource Retirement Savings Plan covering voluntary contribution by employees of the Parent into its 401(k) plan and the Company's safe harbor matching contributions. Eligibility is extended to all full-time employees who have been with the Parent for more than three months.

The Parent is obligated under Sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Parent's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Parent.

12. Commitments and Contingencies

The Company leases office space under a long-term operating lease agreement which expires May 31, 2016. The future minimum annual payment, at December 31, 2014 under this agreement is:

Year Ending December 31,	
2015	$ 210,593
2016	89,147
	$ 299,740

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $37,730 relating to the lease.

The Company is currently not subject to any litigation, claims or assessment by regulatory or other governmental agencies, or any other third parties.

13. Management Incentive Plan

On October 12, 2013, the Parent established a Management Incentive Plan ("Bonus Pool"). Effective with the acquisition in May 2014, the Bonus Pool was terminated in May 2014.

14. Subsequent Events

Effective January 1, 2015, Group and MMI merged into the Company as one entity and the surviving entity was renamed MTS Markets International, Inc. As this transaction was between entities under common control, the surviving entity shall measure the recognized assets and liabilities transferred at their carrying amounts at the date of transfer. The merger, approved by FINRA on November 4, 2014, was consummated on January 1, 2015.